Exhibit 99.1

Nisun International Reports First Quarter 2021 Unaudited Operational Results

SHANGHAI, China, July 29, 2021 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun International” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through the integration of technology, industry, and finance, today announced its unaudited results of operations for the three months ended March 31, 2021.

Mr. Xiaoyun Huang, Chairman and Chief Executive Officer of Nisun International, commented, “During the first quarter of 2021, we made significant progress on our strategic and financial goals, reaching approximately $4.4 million in net income during the quarter. We are optimistic about our growth and will continue to enhance and expand our supply chain solution portfolio as we address the changing needs of our clients.”

Operational Results for the Three Months Ended March 31, 2021

 The following table presents an overview of the Company’s unaudited results of operations for the three months ended March 31, 2021:

For the Three Months Ended March 31, 2021
(Unaudited)
Revenue	$18,138,563
Cost of revenue	9,840,635
Gross profit	8,297,928
Operating expenses	3,001,520
Income from operations	5,296,408
Other income, net	387,016
Income before income taxes	5,683,424
Income taxes	1,279,476
Net income	$4,403,948

Net income per common share	$0.21
Weighted average number of shares outstanding	20,555,129

Revenues

Total revenue was approximately $18.1 million for the three months ended March 31, 2021.

•	Revenue generated from Small and Medium Enterprises (SME) financing solutions services was approximately $17.5 million. The Company provides comprehensive financing solutions to SME enterprises in China seeking alternative financing solutions to bank financing.
•	Achieved a total supply chain transaction volume of approximately $96.9 million for the quarter.
•	Revenue generated from supply chain financing solutions was $0.7 million.

	For the Three Months Ended March 31, 2021
	(Unaudited)%
Small and Medium Enterprise financing solutions	$17,485,651	96%
Supply chain financing solutions	652,667	4%
Other financing solutions	245	0%
Total revenue	$18,138,563	100%

Cost of Revenue

The cost of revenue of $9.8 million for the three months ended March 31, 2021 was primarily comprised of $3.1 million of direct operational costs of SME financing solutions and $6.0 million of direct costs associated with staff who designed and managed the SME financing solutions, supply chain solutions and other financing solutions business.

Operating Expenses

	For the Three Months Ended March 31, 2021
	(Unaudited)%
Selling expenses	$1,073,562	36%
General and administrative expenses	1,701,456	57%
Research and development expenses	226,502	7%
Total operating expenses	$3,001,520	100%

Selling expenses were comprised of advertising and marketing costs. General and administrative expenses primarily consisted of office rent and expenses, costs associated with staff and support personnel who managed the Company’s business activities, and professional fees. Research and development expenses were primarily used to maintain and develop the Company’s supply chain solution and other financing service Apps and platform.

Net income and net income per share

For the three months ended March 31, 2021, the Company had a net income of $4.4 million and $0.21 of net income per share.

The Company did not compile quarterly information for the three months ended March 31, 2020 and therefore has not presented comparative data.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-nasdaq.com/index.html.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts:

Nisun International Enterprise Development Group Co., Ltd

Investor Relations

Shaokang (Ken) Lu

Tel: +86 (21) 2357-0055

Email: lushaokang@cnisun.com

ICR, LLC

Tel: +1 203 682 8233

Email: nisun@icrinc.com

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